

Mail Stop 7010

December 7, 2007

via U.S. mail and facsimile

Mr. Billy V. Ray, Jr.
Chief Executive Officer
Charys Holding Company, Inc.
1117 Perimeter Center West, Suite N415
Atlanta, GA 30338

> **RE:** **Charys Holding Company, Inc.**
> **Form 8-K Item 4.01**
> **Filed December 6, 2007**
> **File # 000-18292**

Dear Mr. Ray:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Please revise your filing accordingly.

2. Your disclosure should follow the language in Item 304(a)(1)(iv) of Regulation S-K and state whether during the registrant's two most recent fiscal years (disclose specific years) and any subsequent interim period through the date of resignation (actual date of change) there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure,

which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Please revise accordingly.

3. We note your disclosure that Regulation S-K Item 304(a)(1)(v) is not applicable to this Report. However, we note in your Form 10-KSB for your fiscal year ended April 30, 2006, that was filed on August 23, 2006, under Item 8A. Controls and Procedures on page 59, that you identify several transactions that you determined upon a review and consultation with your accounting consultants and independent auditors were not in compliance with generally accepted accounting principles. Please tell us how you determined the disclosures pursuant to Item 304(a)(1)(v) of Regulation S-K are not applicable to your filing.

4. We note that your independent registered public accountant is licensed in the state of Nevada while your principal executive offices are in the state of Georgia. Confirm to us that De Joya Griffith & Company, LLC is in compliance with the Georgia state licensing requirements. In the event of noncompliance with Georgia state requirements, you should consider the need for additional disclosure or obtaining audit services from a different practitioner.

5. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please submit your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3739.

                                        Sincerely,

                                        Ryan Rohn
                                        Staff Accountant